Macquarie Australia Conference Stephen McIntosh, Group Executive – Growth & Innovation 1-2 May 2019 1

Cautionary statements This presentation has been prepared by Rio Tinto plc and Rio Tinto Limited (“Rio Tinto”). By accessing/attending this presentation you acknowledge that you have read and understood the following statement. Forward-looking statements This document, including but not limited to all forward looking figures, contains certain forward-looking statements with respect to the financial condition, results of operations and business of the Rio Tinto Group. These statements are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, and Section 21E of the US Securities Exchange Act of 1934. The words “intend”, “aim”, “project”, “anticipate”, “estimate”, “plan”, “believes”, “expects”, “may”, “should”, “will”, “target”, “set to” or similar expressions, commonly identify such forward-looking statements. Examples of forward-looking statements include those regarding estimated ore reserves, anticipated production or construction dates, costs, outputs and productive lives of assets or similar factors. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors set forth in this presentation. For example, future ore reserves will be based in part on market prices that may vary significantly from current levels. These may materially affect the timing and feasibility of particular developments. Other factors include the ability to produce and transport products profitably, demand for our products, changes to the assumptions regarding the recoverable value of our tangible and intangible assets, the effect of foreign currency exchange rates on market prices and operating costs, and activities by governmental authorities, such as changes in taxation or regulation, and political uncertainty. In light of these risks, uncertainties and assumptions, actual results could be materially different from projected future results expressed or implied by these forward-looking statements which speak only as to the date of this presentation. Except as required by applicable regulations or by law, the Rio Tinto Group does not undertake any obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events. The Group cannot guarantee that its forward-looking statements will not differ materially from actual results. In this presentation all figures are US dollars unless stated otherwise. Disclaimer Neither this presentation, nor the question and answer session, nor any part thereof, may be recorded, transcribed, distributed, published or reproduced in any form, except as permitted by Rio Tinto. By accessing/ attending this presentation, you agree with the foregoing and, upon request, you will promptly return any records or transcripts at the presentation without retaining any copies. This presentation contains a number of non-IFRS financial measures. Rio Tinto management considers these to be key financial performance indicators of the business and they are defined and/or reconciled in Rio Tinto’s annual results press release and/or Annual report. Reference to consensus figures are not based on Rio Tinto’s own opinions, estimates or forecasts and are compiled and published without comment from, or endorsement or verification by, Rio Tinto. The consensus figures do not necessarily reflect guidance provided from time to time by Rio Tinto where given in relation to equivalent metrics, which to the extent available can be found on the Rio Tinto website. By referencing consensus figures, Rio Tinto does not imply that it endorses, confirms or expresses a view on the consensus figures. The consensus figures are provided for informational purposes only and are not intended to, nor do they, constitute investment advice or any solicitation to buy, hold or sell securities or other financial instruments. No warranty or representation, either express or implied, is made by Rio Tinto or its affiliates, or their respective directors, officers and employees, in relation to the accuracy, completeness or achievability of the consensus figures and, to the fullest extent permitted by law, no responsibility or liability is accepted by any of those persons in respect of those matters. Rio Tinto assumes no obligation to update, revise or supplement the consensus figures to reflect circumstances existing after the date hereof. 2 ©2019, Rio Tinto, All Rights Reserved

Managing our major hazard risks rd Audit of control effectiveness 3 level Audit Group Internal Audit working with external auditors Assures systems for risk management, internal control and governance are effective nd Group review 2 level Surface Mining Centre of Excellence Assurance to the Rio Tinto Standard Technical risk reviews Business conformance audits and HSEC reviews Review by subject matter experts external to the asset st Site processes Operations management level 1 Effective design, inspection and Effective facility design (Engineer of Record / Design Engineer) monitoring Comprehensive operational controls Independent external review undertaken at least every two years Group Standard and Procedure (D5 – Tailings & Water Storage) 3 ©2019, Rio Tinto, All Rights Reserved

A strong 2018 Delivering $13.5 billion of cash returns Financial Balance Value performance sheet creation $18.1bn $0.3bn $13.5bn EBITDA* on margin of 42% Net cash at Dec-2018 Total shareholder cash returns – Adjusted net debt of $11.8bn $8.0 billion** $2.9bn Operating cash flows – No bond maturities until Development capital 2020 investment $8.6bn Approval of Koodaideri and Robe River replacement Disposal proceeds*** iron ore mines – Divested coking coal, Grasberg and Dunkerque 19% Return on capital employed**** * Underlying EBITDA | ** Adjusted net debt of $8.0 billion includes return of Grasberg/Dunkerque proceeds, previously announced buy-backs, 4 Australian tax lag, and leasing accounting standard change | *** Pre-tax proceeds ©2019, Rio Tinto, All Rights Reserved **** Return on Capital Employed (ROCE) is defined as underlying earnings excluding net interest divided by average capital employed (operating assets before net debt)

Disciplined ramp-up of investments Capital expenditure profile Maintained sustaining capital $ billion guidance of $2.0 to $2.5 billion per year, including: ~6.5 ~6.5 – Iron Ore sustaining capex of ~6.0 ~$1 billion per year 5.4 Depreciation Pilbara replacement capital 4.5 includes Koodaideri and Robe River mine developments from 2019 3.0 All capital decisions go through rigorous evaluation and challenge Development capital delivers 2% CAGR (2019 – 2023) 2016A 2017A 2018A 2019F 2020F 2021F Sustaining Pilbara replacement Other replacement Development 5 ©2019, Rio Tinto, All Rights Reserved

Investing through the cycle

2% CAGR** from an extensive pipeline of growth options

World Class Resource Base and Established Exploration Programme

6 Brownfield exploration programmes	64 Greenfield exploration programmes
Pilbara Iron Ore	Pilbara Iron Ore
Oyu Tolgoi Copper	Copper (inc. Winu)
Cape York Bauxite	Diamonds
Bingham Canyon Copper	Bauxite
Other minerals	Other minerals


$231m
spent on
exploration
in 2018
Copper
Diamonds
Iron Ore
Bauxite
Other

Pre-Feasibility & Feasibility

- Arvida, AP60
- Kennecott: SPB Slice 2* Selective U/G Project*
- Western Range, WTS 2*
- Resolution
- Koodaideri Stage 2
- Jadar

Execution

- OT Underground
- Koodaideri*
- Mesas B, C, H, West Angelas C&D*
- Kennecott Southwall Pushback*
- Zulti South*

* Denotes mainly replacement tonnes | ** CuEq CAGR from 2019 – 2023

6

©2019, Rio Tinto, All Rights Reserved

Creating competitive advantage New discoveries Rigorous studies The right projects through proven applying our safe, innovative, cost exploration capability technical expertise effective and timely projects Optimise the business through: Technical Automation & Centres of In-house Consulting Information Systems Excellence Technology Excellence & Data Science & Technology 7 ©2019, Rio Tinto, All Rights Reserved

Our exploration discovery track record is industry leading 1996 2002 Las Cruces Resolution 1955 1962 1968 1972 1983 Copper Copper 2009 Tom Price Weipa Rössing Richards Bay Lihir Jadar 2015 Iron Ore 1979 1990 Bauxite Uranium Ilmenite Gold 1996 2004 Lithium MTW / HV Argyle Century Simandou Diamonds Lead-Zinc Diavik Coal Diamonds Iron Ore 2014 Yandi Braid Iron Ore 7 8 1956 1959 1962 1965 1968 1971 1974 1977 1980 1983 1986 1989 1992 1995 1998 2001 2004 2007 2010 2013 2016 201 201 Significant discoveries Weipa bauxite Argyle diamonds Diavik diamonds Jadarite lithium Note: An exploration discovery is classified as designation of a resource estimate for those projects prior to 2004 and for completion of a resource estimate and an order of magnitude study for those projects after 2004. 8 ©2019, Rio Tinto, All Rights Reserved

Winu exploration project in the Paterson region of WA Encouraging results Western Australia 100% owned, very large land package Extensive drilling programme continuing throughout 2019 Ongoing engagement with Traditional Owners 9 ©2019, Rio Tinto, All Rights Reserved

Delivering Rio Tinto’s assets of the future Oyu Tolgoi Amrun Autohaul® Koodaideri Jadar Resolution Underground Ahead of budget and Fully deployed the Tier 1 copper deposit Next generation mine Pre-feasibility study Shaft #9 deepening schedule by utilising world’s largest robot – using digital assets, progressing underway – further innovative and first automated advanced data funds committed in construction methods heavy-haul long analytics and 2019 distance rail network automation 10 ©2019, Rio Tinto, All Rights Reserved

Transforming productivity performance Centres of Excellence Asset Resources Automation management & & Reserves & Technology Surface mining infrastructure Underground mining Processing Technical Excellence Productivity Strategy 11 ©2019, Rio Tinto, All Rights Reserved

Trialling a revolutionary method of truck-shovel mining What is the mobile surge loader? The benefits Status of work 50% An integrated, mobile hopper increase in productivity of First of its kind being built bin and loading chute digger* expected as a result By MMD (commissioning of cutting shovel hang time, June 2019) removing spot and reverse at shovel, increasing effective utilisation Accepts ore/waste directly 12 month pilot at Kennecott from the loading unit (August 2019) 98% accuracy in loading of trucks* expected; average Loading unit doesn’t have 75 seconds and trucks Future vision for deployment to wait for the truck positioned within 1cm dependent on field results 12 ©2019, Rio Tinto, All Rights Reserved

From mining to refining, we’re making every bit count We’re identifying and The benefits of an fixing constraints in integrated constraint Replication our processing plants utilisation tool opportunities 40% Using real-time data to improvement in bauxite Implemented at Gove, East monitor each stage of moved every hour on Weipa, Andoom (2017 -2018) processing Gove’s overland conveyor Control room alerted to 109% Yarwun known and potential issues Bell Bay improvement in bauxite early moved every hour on Andoom’s overland conveyor Processing bottlenecks Most processing plants will identified and resolved have piloted by end of 2019 13 ©2019, Rio Tinto, All Rights Reserved

Creating competitive advantage New discoveries Rigorous studies The right projects through proven applying our safe, innovative, cost exploration capability technical expertise effective and timely projects Optimise the business through: Technical Automation & Centres of In-house Consulting Information Systems Excellence Technology Excellence & Data Science & Technology 14 ©2019, Rio Tinto, All Rights Reserved

Macquarie Australia Conference Stephen McIntosh, Group Executive – Growth & Innovation 1-2 May 2019 15